UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-40552

NYXOAH SA

(Translation of registrant’s name into English)

Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Nyxoah SA

Chief Executive Officer Transition

On June 4, 2026, Nyxoah SA (the “Company”) previously announced the commencement of a leadership transition process in order to further accelerate the Company’s U.S. commercial traction.

Accordingly, on September 28, 2026, the Company announced the appointment of Liam Kelly as the Company’s Chief Executive Officer, effective as of October 1, 2026, succeeding Olivier Taelman.

Liam Kelly served as Chairman, President and Chief Executive Officer of Teleflex Incorporated (NYSE:TFX), a global provider of medical technology products, from May 2020 to January 2026. He served as President and Chief Executive Officer from January 2018 to January 2026, as a member of the Teleflex Board of Directors from January 2018 to January 2026, and as Chairman of the Teleflex Board of Directors from May 2020 to January 2026. Mr. Kelly joined Teleflex in April 2009 and held a series of senior operating and executive roles, including President of EMEA, Executive Vice President and President, International, Executive Vice President and President, Americas Executive Vice President and Chief Operating Officer and President and Chief Operating Officer. Prior to joining Teleflex, Mr. Kelly held a variety of various senior leadership positions with Hill-Rom Holdings, Inc., a medical device company, from 1999 to 2009, including Vice President of International Marketing and Product Development and Managing Director of their UK & Ireland businesses. Mr. Kelly is a director of Enovis Corporation (NYSE: ENOV), formerly known as Colfax Corporation, and currently serves as a member of their nominating and governance committee. Mr. Kelly also serves as a board member on a variety of health-related associations. Mr. Kelly holds a Bachelor of Business Studies from the University of Limerick.

The information included under the heading “Chief Executive Officer Transition” of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-261233, 333-269410, 333-283103, 333-285960 and 333-294644) and Form F-3 (Registration Number 333-285982) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press Release

On September 28, 2026, the Company issued a press release announcing the Chief Executive Officer transition described above. A copy of the press release is attached hereto as Exhibit 99.1.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1	Press Release, dated September 28, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYXOAH SA

Date: September 29, 2026	By:	/s/ Olivier Taelman
	Name:	Olivier Taelman
	Title:	Chief Executive Officer